Atento Reports Fiscal 2021 Second Quarter and First Half Results

Record sales (+148% YoY) and revenue growth (+17,6% YoY constant currency and 21,7% current currency)

Consolidated EBITDA in Q2 2021 up 123% to $51 million YoY, with margin reaching 13.3%

Reiterating FY 2021 guidance

NEW YORK, August 4, 2021 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its second quarter and first half operating and financial results for the period ending June 30, 2021. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless otherwise noted.

Record sales and solid revenue growth

•	Q2 2021 revenues grew 17.6% YoY in CCY and 21.7% on a reported basis, fueled by full impact of programs won in Brazil and US in Q1 2021. Revenues in hard-currency at 25% of total in H1 2021, up from 21% in H1 2020
•	New sales with Total Annual Value of $226 million, up 148% from Q2 2020
•	US revenues increased 33.1% in Q2 and 40.8% in H1 2021
•	Multisector revenues grew 13.6% in Q2, continue focusing on fast-growing verticals such as, media, tech and born-digital verticals and targeting to increase penetration with Global Accounts. In H1 2021, Multisector revenues reached 67.4%

Sustainable EBITDA and margin expansion leading to improved capital structure

•	Consolidated EBITDA in Q2 2021 expanded 123.2% to $50.7 million YoY
•	EBITDA margin of 13.3% vs 7.1% in Q2 2020.
•	EBITDA in hard currencies already at 30% of total, on strong US growth
•	US EBITDA up 53.3% YoY, already 11% of total.
•	Margins expanded in all regions, highlighting Brazil, where margin went up sequentially to 15.5% from 12.0%
•	Net leverage at 3.0x, down from 3.3x in Q1 2021 and 4.0x in Q2 2020, already within 2021 guidance range of 2.5 to 3.0x
•	Solid cash position of $153.8 million
•	Positive Recurring EPS of $0.11 in the quarter

Transformation entering last phase: accelerating growth

•	Key areas of growth remain NGS for Multisector and US business
•	Investing in innovation and partnerships to accelerate growth: Atento Next, Innovation Hub, Interfile organizational restructuring and partnership with ManpowerGroup
•	70% of FY growth capex budget already deployed in H1 in new programs with high returns
•	Right structure in place: new Global CIO, CHRO and Transformation Director appointed, increasing management diversity, and focusing on preparing talent and technology for new expansion phase

Summarized Consolidated Financials

($ in millions except EPS)	Q2 2021	Q2 2020	CCY Growth (1)	YTD 2021	YTD 2020	CCY Growth (1)
Income Statement (6)
Revenue	382.7	314.5	17.6%	753.3	689.9	12.7%
EBITDA (2)	50.7	22.2	123.2%	89.8	63.0	51.3%
EBITDA Margin	13.3%	7.1%	6.2 p.p.	11.9%	9.1%	2.8 p.p.
Net Income (3)	(14.7)	(18.3)	-22.3%	(34.9)	(25.8)	39.5%
Recurring Net Income (2)	1.6	(10.2)	N.M	(8.4)	(13.4)	-46.1%
Earnings Per Share on the reverse split basis (2) (3) (5)	($1.05)	($1.30)	-21.9%	($2.48)	($1.82)	40.1%
Recurring EPS on the reverse split basis (2) (5)	$0.11	($0.72)	N.M.	($0.59)	($0.95)	-45.8%
Cash Flow, Debt and Leverage
Net Cash Used in Operating Activities	14.9	53.4		14.4	57.8	51.3%
Cash and Cash Equivalents	153.8	207.2
Net Debt (4)	561.4	525.9
Net Leverage (4)	3.0x	4.0x

(1) Unless otherwise noted, all results are for Q2; all revenue growth rates are on a constant currency basis, year-over-year; (2) EBITDA, Recurring Net Income/Recurring Earnings per Share (EPS) are Non-GAAP measures; (3) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances; (4) Includes IFRS 16 impact in Net Debt and Leverage; (5) Earnings per share and Recurring Earnings per share in the reverse split basis is calculated by applying the ratio of conversion of 5.027090466672970 used in the reverse split into the previous weighted average number of ordinary shares outstanding. (6) The following selected financial information are unaudited.

1

Message from the CEO and CFO

We are proud to report a quarter with very strong results. In Q2 we have continued our growth trajectory with significant improvements in revenue, EBITDA and continued cash flow discipline, leading leverage to be already within full year guidance. With half of the year behind us, we are even more confident in our ability to deliver on our commitments for 2021, the same way we have done in 2019 and 2020.

We can definitely state that the most critical phases of our transformation plan have been delivered, and the focus now is on accelerating growth, as the world heads out of the pandemic and demand for high value CX services is skyrocketing.

Growth remains strong in Multisector, especially with Global Accounts and with fast growing verticals such as born-digital, media and tech. In terms of geographies, our US revenues went up 33% in the quarter, in line with the objective of increasing exposure to hard currencies, which now represent 25% of revenues and 30% of EBITDA. In addition, our business with Telefónica has also resumed growth on the back of a recent win in Q1 which was fully implemented in Q2. After several quarters of volatile revenue contributions mostly related to lower volumes from the pandemic, Telefonica revenues are now back to 2019 levels. The strong increase in revenues in the quarter, of 26.5%, attests to the great relationship developed with Telefónica, in which we remain the leader in the share of wallet for CX services.

We are also collecting the benefits of well-executed efficiency initiatives - that is boosting our margins. Our EBITDA more than doubled in Q2, up by +123% to $51 million, with margin reaching 13.3%, compared to 7.1% in Q2 2020, the quarter that was most adversely impacted by the pandemic. H1 2021 EBITDA margin, of 11.9%, is the higher EBITDA margin for an H1 since the implementation of the Three Horizon Plan, in the beginning of 2019. All regions are reporting double-digit EBITDA margin, with US programs already reaching almost 20% margin.

Atento is very well positioned to ride the wave of increased demand for customer experience services. The pandemic forced companies all over the world accelerate or initiate deep digital transformations, to reinvent themselves, and CX was one of their main priorities. It demands from providers a mix of talent and technology, and for this reason, we recently strengthened both areas by bringing in a new CPO and appointing a CIO and a Transformation Officer. They will work together to improve the quality of leadership, accelerating our transformation process through technology and human talent, with innovation as a key pillar of our successful journey. We have also appointed a new ESG Director. While we feel we have done a lot in the past in this area, especially on the people front, we did not have a formal program at the right level. Therefore, we have now structured a formal ESG program under a new leader and have elevated the visibility to the BOD under a new Compensation and Sustainability committee. We expect to present our ESG plan and commitments publicly in the coming months.

While we expect these changes to be critical to the last phase of our transformation, we are already seeing opportunities to accelerate growth. We have signed in H1 contracts that require 70% of the growth capex we have budgeted for full year. We have also deployed IT-related capex that will pave the way for future growth. Other initiatives that we are assessing include partnerships, such as the strategic alliance with ManpowerGroup to offer multilingual and robotic process automation services from centers located in the Iberian Peninsula – one of the European regions with the highest demand for these offerings. ManpowerGroup is a leading people solutions company globally, and we expect to enable more than 2,000 customer service positions with the partnership, and at the same time help drive productivity, improve operational efficiency, reduce costs and speed up turnaround times for our clients.

Consumers are demanding creativity and innovation from businesses, who in turn look to CX providers to enchant their clients. We are happy to report that we were awarded the ISO 56002 Certification for innovation management, for the second consecutive year. Atento was the first in its sector in the world to receive this certification, which is currently held by only 100 companies worldwide. The renewal of this certification attest to Atento’s commitment to driving innovation and to constantly evolve in line with market trends, something we believe is the basis for our future business growth. This ensures we can continue providing the best customer service for our clients, while delivering returns to our shareholders.

Carlos López-Abadía	José Azevedo
Chief Executive Officer	Chief Financial Officer

2

Second Quarter Consolidated Financial Results

Atento’s revenue increased 17.6% YoY in Q2 2021, to $382.7 million, driven by both Telefónica and Multisector, in a market with record demand for CX solutions in all regions we operate. Sequentially, revenues increased 3.0%, mainly in Americas where it had a 9.0% growth. Revenues in the US continue to expand, boosting hard currency to 25% of total revenues in H1 2021.

Telefónica revenues went up 26.5% YoY, reflecting the full impact of the program won in Brazil in Q1, coupled with the recovery from COVID impact that hit stronger in the first months of Q2 2020, and the higher volumes registered mainly in Peru and Colombia. Telefónica revenues this quarter are back to 2019 levels and higher than pre-pandemic levels.

Revenues from Multisector grew 13.6% in the quarter, also expanding in all regions, especially in Americas, boosted by a 33% increase in US revenues. We continue to accelerate sales of NGS in fast-growing verticals such as born-digital, technology and media customers, that already represent 10.9% of total revenues compared to 8.6% a year ago. In H1 21, Multisector revenues reached 67.4% of total sales, mainly stable sequentially.

Consolidated EBITDA in Q2 2021 expanded 123.2% to $50.7 million YoY, while the corresponding margin reached 13.3%, increasing 620 basis points year-over-year, and landing already within FY guidance range. In H1 2021, EBITDA margin was 11.9%, the higher EBITDA margin since the implementation of the Three Horizon Plan in 2019, stating the success of the delivered turnaround. This margin expansion is a result of higher profitability programs recently won and the efficiency initiatives delivered throughout 2020 and 2021. Sequentially, EBITDA margin has improved 280 bps from 10.5% in Q1 2021, also as a result of the efficiency initiatives. It is worth noting that, as we continue to gain business with US clients, our EBITDA in hard currency amounted to $26.9 million in H1 2021, representing 30% of total EBITDA generated in the period.

Recurring EPS was $0.11 in Q2, compared to -$0.72 in the same period of last year. Reported EPS of -$1.05 was impacted by a $10.8 million negative impact from mark-to-market of the hedging instruments. It is important to highlight that these adjustments are non-cash, with the benefit of protecting interest payment, and therefore cashflow generation, from FX fluctuations over our USD-denominated debt.

Atento continued to maintain a comfortable level of financial liquidity in the quarter and, as EBITDA continued to expand, net leverage decreased to 3.0x and is already within FY provided guidance range. FCF was negative $37.1 million, mainly impacted by taxes payments that were postponed from H2 2020 due to the pandemic, in the amount of $16.1 million and a $10.9 million one-off expense related to the debt refi. Excluding these effects, and growth-related expenses (working capital and capex), run-rate FCF was positive almost $7 million in H1 2021.

Atento had an average Headcount of 144,518 employees in H1 2021, which compared to the 12.7% revenue growth in the period, implies an almost 7% higher revenue per employee.

3

Segment Reporting

Brazil

($ in millions)	Q2 2021	Q2 2020	CCY growth	YTD 2021	YTD 2020	CCY Growth
Brazil Region
Revenue	156.0	135.2	13.5%	304.9	307.3	10.1%
Adjusted EBITDA	24.2	10.6	122.4%	42.1	35.0	37.3%
Adjusted EBITDA Margin	15.5%	7.8%	7.7 p.p.	13.8%	11.4%	2.4 p.p.
Profit/(loss) for the period	0.5	(8.0)	N.M	(4.4)	(16.2)	70.1%
Brazil Revenue Mix

Revenue in Brazil, Atento’s flagship operation, increased 13.5% during the quarter to $156.0 million, fueled by the 54.9% growth in Telefónica, reflecting the full impact of a program won in Q1 2021, coupled with a 3.0% Multisector increase, mostly with born-digital and healthcare companies.

EBITDA, in turn, grew 122.4% YoY, totaling R$24.2 million, while EBITDA margin increased 770 bps YoY and 350 bps sequentially, to 15.5% from 12.0% a quarter ago, mainly due to the efficiency initiatives implemented.

In May, the Company appointed Marcelo Alves as General Director of Interfile, Atento’s BPO specialist, who is undergoing a major restructuring aimed at creating additional synergies within the Group. The BPO offering has recently gained significant relevance within Atento’s portfolio, and the goal is to expand its services offering across all regions where Atento operates, focusing on industries such as finance, healthcare, insurance, education, and born-digital. Among the main initiatives is the sponsorship of NeuralMind, one of 4 startups chosen to integrate Atento Next, the startup acceleration program that focuses on helping companies increase back-office processes productivity through scanning and automation, being fully aligned with Interfile’s value offering.

Americas Region

($ in millions)	Q2 2021	Q2 2020	CCY growth	YTD 2021	YTD 2020	CCY Growth
Americas Region
Revenue	164.2	129.9	23.0%	318.4	276.9	15.6%
Adjusted EBITDA	19.8	14.5	32.5%	37.0	28.2	29.2%
Adjusted EBITDA Margin	12.1%	11.2%	0.9 p.p.	11.6%	10.2%	1.4 p.p.
Profit/(loss) for the period	(0.1)	(0.3)	74.7%	(1.7)	(7.1)	-76.8%
Americas Revenue Mix

4

In the Americas, the Company recorded an increase in revenues of 23.0% YoY to $164.2 million, with Multisector sales increasing 24.4% YoY, mainly in the US, with the full impact of programs won in Q1 2021, and Colombia. Telefónica revenues increased 20.0% YoY, with the main increase coming from Peru, as this country was, and continues to be, more affected by the pandemic.

The region’s Adjusted EBITDA was $19.8 million in the quarter, up 32.5% YoY mainly due to higher revenue from the US coupled with improved operational efficiencies. EBITDA margin stood at 12.1%, an increase of 90 bps.

Reflecting our strategy of expanding our presence in the US market and increasing exposure to hard currencies, our revenues and EBITDA from US clients in Q2 increased by 33% and 53%, respectively, reaching an EBITDA margin of 19.1%. In H1, US revenues went up 41%, while EBITDA went up 93%. As a result, our revenues in hard currency represented 25% of total in H1 2021, while EBITDA generation of $26.9 million in the first half of the year is already equivalent to 30% of total.

At the end of May, we launched our first Atento Virtual Hub in Mexico City, our command center designed to optimize operations in telecommuting models, through which our clients will count on a single centralized point to manage all remote operations, from agent recruiting and training to campaign development, everything under strict security protocols.

EMEA Region

($ in millions)	Q2 2021	Q2 2020	CCY growth	YTD 2021	YTD 2020	CCY Growth
EMEA Region
Revenue	63.6	50.5	15.2%	132.7	108.0	12.3%
Adjusted EBITDA	8.8	(0.3)	N.M	17.3	3.5	N.M
Adjusted EBITDA Margin	13.8%	-0.5%	14.4 p.p.	13.0%	3.2%	9.8 p.p.
Profit/(loss) for the period	0.9	(3.4)	N.M	1.8	(3.9)	N.M
EMEA Revenue Mix

In EMEA, a 22.1% increase in Multisector sales, driven by utilities, transportation, and government services related to providing pandemic information to citizens, coupled with an 8.7% increase in TEF revenues, led to a 15.2% increase in revenues in the quarter, totaling $63.6 million.

One of the highlights is the contract renewal with the Government of Catalonia, a Spanish regional authority, to manage citizen services. This is a benchmarking project in Public Administration involving highly advanced digital and omnichannel solutions aimed at improving citizens’ experience.

EMEA’s Adjusted EBITDA reached $8.8 million in Q2 2021 compared to a negative $0.3 million in Q2 2020, while the EBITDA margin was 13.8%. The region’s profitability improved as a result of better operational efficiencies coupled with revenue growth.

5

Cash Flow

Cash Flow Statement ($ in millions)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Cash and cash equivalents at beginning of period	176.1	162.8	209.0	124.7
Net Cash from Operating activities	14.9	53.4	14.4	57.7
Net Cash used in Investing activities	-18.0	-7.3	-25.5	-18.6
Net Cash (used in)/ provided by Financing activities	-28.9	-1.6	-43.3	57.2
Net (increase/decrease) in cash and cash equivalents	-32.1	44.5	-54.5	96.3
Effect of changes in exchanges rates	9.8	-0.1	-0.7	-13.9
Cash and cash equivalents at end of period	153.8	207.2	153.8	207.2

FCF was negative $37.1 million, mainly impacted by taxes payments that were postponed from H2 2020 due to the pandemic, in the amount of $16.1 million and a $10.9 million one-off expense related to the debt refi. Excluding these effects, and growth-related expenses (working capital and capex), run-rate FCF was positive almost $7 million in H1 2021.

Cash Capex was 3.4% of revenues in H1 2021, compared to 2.7% in the same period of 2020, reflecting mainly investments in IT to allow for an acceleration of future growth. Important to highlight that the Company already entered in H1 into new programs with clients that represent 70% of full-year growth Capex budget. As most of the payments are scheduled for H2, we reiterate our guidance of Capex to be between 4-4.5% of revenues for the full year 2021.

6

Indebtedness & Capital Structure

US$MM	Maturity	Interest Rate	Outstanding Balance Q2 2021
SSN (1) (USD)	2026	8.0%	503.1
Super Senior Credit Facility	2021	4.5%	30.0
Other Revolving Credit Facilities	2021	CDI + 2.7	23.6
Other Borrowings and Leases	2025	Variable	14.9
BNDES (BRL)	2022	TJLP + 2.0%	0.4
Debt with Third Parties			572.0
Leasing (IFRS 16)			143.2
Gross Debt (Debt with Third Parties + IFRS 16)			715.2
Cash and Cash Equivalents			153.8
Net Debt			561.4

(1) Cross currency swaps cover 100% of interest until 2022 and 30% of principal until 2020.

At end of Q2 2021, gross debt was $715.2 million, which included $143.2 million in leasing obligations under IFRS 16. Atento finished the quarter with cash and cash equivalents of $153.8 million. During the quarter, the Company repaid $10 million in revolvers, to optimize liquidity to higher EBITDA generation. Therefore, at the end of June, we had approximately $80 million in available revolving credit facilities, of which $50 million were drawn down.

Net leverage decreased to 3.0x, down from 3.3x in Q1 2021 and 4.0x in Q2 2020, reflecting the 51.3% EBITDA growth year-on-year. This leverage is already within the 2021 guidance range of 2.5 to 3.0x. Management reiterates its confidence to remain deleveraging the balance sheet to achieve the long-term target of 2.0x-2.5x by the end of 2022.

Fiscal 2021 Guidance

	FY 2021	YTD 2021 Reported
Revenue growth (in constant currency)	Mid-single digit	12.7%
EBITDA margin	12.5%-13.5%	11.9%
Leverage (x)	2.5x-3.0x	3.0x
Cash Capex as % of Revenues	4.0-4.5%	3.4%

Share Repurchase Program

In the quarter, the Company repurchased 22,132 shares under its Share Repurchase Program, at a cost of $0.4 million. At the end of June 2021, Atento held 940,482 shares in treasury.

7

Conference Call

The Company will host a conference call and webcast on Thursday, August 5, 2021 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: USA: +1 (866) 807-9684; UK: (+44) 20 3514 3188; Brazil: (+55) 11 4933-0682; Spain: (+34) 91 414 9260; or International: (+1) 412 317 5415. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com (Click here). A web-based archive of the conference call will also be available at the website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs approximately 140,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer Gartner named the company as a leader in the 2021 Gartner Magic Quadrant. For more information visit www.atento.com

Investor Relations Shay Chor shay.chor@atento.com	Investor Relations Fernando Schneider fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the Covid-19 pandemic on our business operations, financial results and financial position and on the world economy. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

8

SELECTED FINANCIAL DATA:

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the second quarter ended June 30, 2021 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2020 and 2021

	For the three months ended June 30				For the six months ended June 30
($ million, except percentage changes)	2021	2020	Change (%)	Change excluding FX (%)	2021	2020	Change (%)	Change excluding FX (%)
	(unaudited)				(unaudited)
Revenue	382.7	314.5	21.7	17.6	753.3	689.9	9.2	12.7
Other operating income	2.0	1.1	82.1	90.7	3.3	2.0	68.2	68.8
Operating expenses:
Supplies	(28.7)	(16.0)	79.9	72.5	(49.7)	(32.7)	51.9	56.2
Employee benefit expenses	(289.9)	(245.0)	18.3	14.3	(572.8)	(534.0)	7.3	10.4
Depreciation	(17.5)	(17.8)	(1.7)	(4.5)	(35.2)	(37.6)	(6.3)	(2.4)
Amortization	(10.9)	(10.9)	0.4	(3.2)	(23.7)	(22.6)	5.1	9.0
Changes in trade provisions	0.1	(1.4)	(107.5)	(107.5)	1.6	(1.9)	N.M.	N.M.
Other operating expenses	(15.4)	(31.1)	(50.4)	(52.1)	(46.1)	(60.3)	(23.7)	(21.2)
Total operating expenses	(362.4)	(322.2)	12.5	8.7	(725.8)	(689.1)	5.3	8.5
Operating profit	22.3	(6.5)	N.M.	N.M.	30.9	2.8	N.M.	N.M.
Finance income	6.5	8.6	(23.6)	(21.7)	9.6	11.0	(13.1)	(6.6)
Finance costs	(22.3)	(17.0)	31.3	29.9	(46.6)	(32.8)	42.0	46.5
Change in fair value of financial instruments	(10.8)	-	N.M.	N.M.	(24.5)	-	N.M.	N.M.
Net foreign exchange loss	(1.5)	(5.8)	(74.1)	(74.0)	5.8	(9.3)	N.M.	N.M.
Net finance expense	(28.0)	(14.2)	97.4	92.5	(55.8)	(31.1)	79.4	98.4
Profit/(loss) before income tax	(5.7)	(20.7)	(72.3)	(73.3)	(24.9)	(28.3)	(11.9)	(6.3)
Income tax benefit/(expense)	(9.0)	2.4	N.M.	N.M.	(10.0)	2.5	N.M.	N.M.
Profit/(loss) for the period	(14.7)	(18.3)	(19.6)	(22.3)	(34.9)	(25.8)	35.6	39.5
Other financial data:
EBITDA (1) (unaudited)	50.7	22.2	128.5	123.2	89.8	63.0	42.6	51.3
Adjusted EBITDA (1) (unaudited)	50.7	22.2	128.5	123.2	89.8	63.0	42.6	51.3

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

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Consolidated Statements of Operations by Segment for the Three and Six Months Ended June 30, 2020 and 2021

($ in millions, except percentage changes)	For the three months ended June 30,		Change (%)	Change Excluding FX (%)	For the six months ended June 30,		Change (%)	Change Excluding FX (%)
	2021	2020			2021	2020
Revenue:	(unaudited)				(unaudited)
Brazil	156.0	135.2	15.4	13.5	304.9	307.3	(0.8)	10.1
Americas	164.2	129.6	26.7	23.0	318.4	276.9	15.0	15.6
EMEA	63.6	50.5	26.0	15.2	132.7	108.0	22.9	12.3
Other and eliminations (1)	(1.2)	(0.8)	51.9	46.8	(2.7)	(2.2)	25.2	28.1
Total revenue	382.7	314.5	21.7	17.6	753.3	689.9	9.2	12.7
Operating expenses:
Brazil	(148.7)	(141.6)	5.0	3.4	(297.9)	(309.4)	(3.7)	6.3
Americas	(160.5)	(128.9)	24.5	20.8	(314.0)	(278.1)	12.9	13.6
EMEA	(61.5)	(54.3)	13.3	3.6	(128.2)	(112.7)	13.7	4.0
Other and eliminations (1)	8.3	2.7	N.M.	N.M.	14.2	11.2	27.4	29.8
Total operating expenses	(362.4)	(322.2)	12.5	8.7	(725.8)	(689.1)	5.3	8.5
Operating profit/(loss):
Brazil	8.9	(6.4)	N.M.	N.M.	11.8	(2.1)	N.M.	N.M.
Americas	5.0	2.0	148.2	N.M.	6.4	0.5	N.M.	N.M.
EMEA	3.5	(3.8)	N.M.	N.M.	7.0	(4.2)	N.M.	N.M.
Other and eliminations (1)	4.8	1.6	N.M.	N.M.	5.7	8.6	(33.7)	(32.4)
Total operating profit/(loss)	22.3	(6.5)	N.M.	N.M.	30.9	2.8	N.M.	N.M.
Net finance expense:
Brazil	(7.7)	(5.1)	51.9	53.7	(17.0)	(21.6)	(21.1)	(7.7)
Americas	(0.6)	(0.7)	(12.8)	(41.1)	(3.0)	(4.8)	(38.2)	(41.4)
EMEA	(0.8)	(0.5)	78.1	61.9	(1.4)	(0.5)	N.M.	N.M.
Other and eliminations (1)	(18.9)	(8.0)	137.3	135.9	(34.4)	(4.2)	N.M.	N.M.
Total net finance expense	(28.0)	(14.2)	97.4	92.5	(55.8)	(31.1)	79.4	98.4
Income tax benefit/(expense):
Brazil	(0.7)	3.5	(120.0)	(120.4)	0.8	7.5	(89.0)	(87.8)
Americas	(4.6)	(1.6)	N.M.	N.M.	(5.1)	(2.8)	81.3	74.4
EMEA	(1.8)	0.9	N.M.	N.M.	(3.9)	0.7	N.M.	N.M.
Other and eliminations (1)	(1.9)	(0.4)	N.M.	N.M.	(1.9)	(2.9)	(35.0)	(39.4)
Total income tax benefit/(expense)	(9.0)	2.4	N.M.	N.M.	(10.0)	2.5	N.M.	N.M.
Loss for the period:
Brazil	0.5	(8.0)	(106.3)	(106.3)	(4.4)	(16.2)	(72.7)	(70.1)
Americas	(0.1)	(0.3)	(50.1)	(74.7)	(1.7)	(7.1)	(76.4)	(76.8)
EMEA	0.9	(3.4)	(125.8)	(123.5)	1.8	(3.9)	(145.1)	(141.6)
Other and eliminations (1)	(16.0)	(6.7)	137.6	134.8	(30.6)	1.5	N.M.	N.M.
Loss for the period	(14.7)	(18.3)	(19.6)	(22.3)	(34.9)	(25.8)	35.6	39.5
Loss attributable to:
Owners of the parent	(14.7)	(18.3)	(19.6)	(22.3)	(34.9)	(25.8)	35.6	39.5
Other financial data:
EBITDA (2):
Brazil	22.7	8.7	N.M.	N.M.	41.4	29.8	39.0	59.9
Americas	16.5	12.6	30.3	26.6	29.3	22.8	28.6	27.4
EMEA	6.7	(0.8)	N.M.	N.M.	13.3	1.7	N.M.	N.M.
Other and eliminations (1)	4.8	1.7	N.M.	N.M.	5.8	8.7	(33.3)	(32.2)
Total EBITDA (unaudited)	50.7	22.2	128.5	123.2	89.8	63.0	42.6	51.3
Adjusted EBITDA (2):
Brazil	24.2	10.6	129.4	122.4	42.1	35.0	20.4	37.3
Americas	19.8	14.5	36.6	32.5	37.0	28.2	31.1	29.2
EMEA	8.8	(0.3)	N.M.	N.M.	17.3	3.5	N.M.	N.M.
Other and eliminations (1)	(2.1)	(2.6)	(19.0)	(24.3)	(6.6)	(3.7)	79.2	75.4
Total Adjusted EBITDA (unaudited)	50.7	22.2	128.5	123.2	89.8	63.0	42.6	51.3

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

10

Balance Sheet ($ Thousands)

ASSETS
	June 30, 2021	December 31, 2020
	(unaudited)	(audited)
NON-CURRENT ASSETS	606,879	604,327

Intangible assets	94,597	106,643
Goodwill	102,264	103,014
Right-of-use assets	140,901	137,842
Property, plant and equipment	94,353	90,888
Non-current financial assets	74,478	70,275
Trade and other receivables	27,149	20,995
Other non-current financial assets	41,381	38,192
Derivative financial instruments	5,948	11,088
Other taxes receivable	4,912	4,815
Deferred tax assets	95,374	90,850

CURRENT ASSETS	552,390	571,796

Trade and other receivables	353,156	324,850
Trade and other receivables	330,770	299,086
Current income tax receivable	22,386	25,764
Other taxes receivable	44,510	36,794
Other current financial assets	920	1,158
Cash and cash equivalents	153,804	208,994

TOTAL ASSETS	1,159,269	1,176,123

11

LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2021	December 31, 2020
	(unaudited)	(audited)

TOTAL EQUITY	43,102	119,676
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY	43,102	119,676

Share capital	49	49
Share premium	615,418	613,619
Treasury shares	(13,465)	(12,312)
Retained losses	(214,951)	(178,988)
Translation differences	(297,073)	(280,715)
Hedge accounting effects	(64,062)	(37,360)
Stock-based compensation	17,186	15,383
	.
NON-CURRENT LIABILITIES	714,513	651,662

Debt with third parties	598,554	594,636
Derivative financial instruments	64,601	5,220
Provisions and contingencies	45,759	45,617
Non-trade payables	3,559	4,296
Other taxes payable	2,040	1,893

CURRENT LIABILITIES	401,654	404,785

Debt with third parties	116,662	133,187
Trade and other payables	261,737	249,723
Trade payables	71,758	59,415
Income tax payables	9,615	16,838
Other taxes payables	102,115	97,104
Other non-trade payables	78,249	76,366
Provisions and contingencies	23,255	21,875
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,159,269	1,176,123

12

Cash Flow ($ million)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	(unaudited)		(unaudited)
Operating activities
Loss before income tax	-5.7	-20.7	-24.9	-28.3
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	28.5	28.7	58.9	60.2
Changes in trade provisions	-0.1	1.4	-1.6	1.9
Share-based payment expense	4.1	0.5	6.2	1.1
Change in provisions	6.0	12.3	14.7	16.4
Grants released to income	-0.3	-0.2	-0.4	-0.3
Losses on disposal of property, plant and equipment	0.1	-	-	0.2
Finance income	-6.5	-8.6	-9.6	-11.0
Finance costs	22.3	17.0	46.6	32.8
Net foreign exchange differences	1.5	5.8	-5.8	9.3
Change in fair value of financial instruments	10.8	0.0	24.5	-
Change in other (gains)/ losses and own work capitalized	-	0.9	-	-0.4
	66.2	57.8	133.6	110.2
Changes in working capital:
Changes in trade and other receivables	-9.5	27.4	-45.5	-9.8
Changes in trade and other payables	8.2	22.3	25.4	32.6
Other assets/(payables)	-24.9	-26.2	-23.7	-21.8
	-26.2	23.5	-43.8	1.0

Interest paid	-2.4	-2.3	-31.7	-22.0
Interest received	-	0.3	7.8	10.1
Income tax paid	-8.2	-0.4	-12.2	-7.5
Other payments	-8.8	-4.8	-14.2	-5.7
	-19.4	-7.2	-50.4	-25.1
Net cash flows from operating activities	14.9	53.4	14.4	57.8
Investing activities
Payments for acquisition of intangible assets	0.4	-3.5	-0.5	-3.6
Payments for acquisition of property, plant and equipment	-16.6	-3.8	-23.2	-14.8
Payments for financial instruments	-1.8	-	-1.8	-0.3
Net cash flows used in investing activities	-18.0	-7.3	-25.5	-18.6
Financing activities
Proceeds from borrowing from third parties	0.0	22.9	501.8	100.5
Repayment of borrowing from third parties	-10.6	-13.9	-518.3	-23.3
Payments of lease liabilities	-17.9	-10.0	-26.0	-19.4
Acquisition of treasury shares	-0.5	-0.5	-0.8	-0.5
Net cash flows provided by/ (used in) financing activities	-28.9	-1.6	-43.4	57.3
Net (decrease)/increase in cash and cash equivalents	-32.0	44.5	-54.5	96.3
Foreign exchange differences	9.8	-0.1	-0.7	-13.9
Cash and cash equivalents at beginning of period	176.1	162.8	209.0	124.7
Cash and cash equivalents at end of period	153.8	207.2	153.8	207.2

13

Adjustments to EBITDA by Quarter

	Fiscal 2019					Fiscal 2020					Fiscal 2021
($ million)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
Profit/(loss) for the period	(45.6)	(6.6)	1.3	(29.6)	(80.7)	(7.4)	(18.3)	(13.1)	(7.9)	(46.8)	(20.2)	(14.7)
Net finance expense	17.3	19.1	13.8	6.9	57.1	16.9	14.2	25.6	25.3	82.0	27.8	28.0
Income tax expense	(2.9)	(3.1)	2.3	2.0	36.2	(0.2)	(2.4)	2.3	5.3	5.1	1.0	9.0
Write-off of deferred tax assets	37.8	-	-	-	-	-	-	-	-	-	-	-
Depreciation and amortization	35.3	33.2	30.8	41.4	140.8	31.5	28.7	30.0	30.7	120.9	30.5	28.5
EBITDA (non-GAAP) (unaudited)	42.0	42.6	48.1	20.7	153.4	40.8	22.2	44.8	53.5	161.2	39.1	50.7
Adjusted EBITDA Margins	9.6%	9.6%	11.7	5.0%	9.0%	10.9%	7.1%	12.7%	14.5%	11.4%	10.5%	13.3%

IFRS 16 Effect

IFRS 16: Effect	YTD 2021	YTD 2020
Revenue	0.0	0.0
EBITDA	24.1	18.3
Depreciation & Amortization	-21.2	-22.4
Operating Profit	3.0	-4.1
Finance costs	-6.5	-6.8
(Loss)/profit before income tax	-3.6	-10.9
Income tax expense	0.0	0.0
(Loss)/profit after income tax	-3.6	-10.9

Add-Backs to Net Income by Quarter

	Fiscal 2019					Fiscal 2020					Fiscal 2021
($ million, except percentage changes)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
Profit/(Loss) attributable to equity holders of the parent company	(45.6)	(6.6)	1.3	(29.6)	(80.7)	(7.4)	(18.3)	(13.1)	(7.9)	(46.8)	(20.2)	(14.7)
Amortization of acquisition related to intangible assets	5.1	5.0	4.9	5.5	20.6	5.0	4.3	4.5	4.5	18.3	5.1	4.9
Changes in fair value of financial instruments	-	-	-	-	-	-	-	-	-	-	13.8	10.8
Net foreign exchange gain/loss	1.6	1.4	(2.3)	8.4	9.1	3.5	5.8	8.8	9.7	27.8	(7.3)	1.5
Tax effect	34.6	(6.8)	(2.2)	2.2	27.7	(4.5)	(2.0)	(1.4)	(1.7)	(9.4)	(1.3)	(0.9)
Other	-	-	-	-							-
Adjusted Earnings (non-GAAP) (unaudited)	(4.3)	(6.9)	1.6	(13.5)	(23.3)	(3.5)	(10.2)	(1.2)	4.5	(10.1)	(9.9)	1.6
Adjusted Earnings per share (in U.S. dollars) in the reverse split basis	(0.29)	(0.47)	0.11	(0.97)	(1.61)	(0.25)	(0.70)	(0.09)	0.32	(0.72)	(0.70)	0.11
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	(4.7)	(7.2)	1.6	(13.5)	(23.9)	(3.5)	(10.2)	(1.2)	4.5	(10.1)	(9.9)	1.6
Adjusted Earnings attributable to Owners of the parent (in U.S. dollars) in the reverse split basis	(0.32)	(0.49)	0.11	(0.97)	(1.65)	(0.25)	(0.70)	(0.09)	0.32	(0.72)	(0.70)	0.11
(*)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:
(a)	Amortization of acquisition related to intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.
(b)	Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. Consequently, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.
(**)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 14,127,527 and 14,060,251 for the three months ended June 30, 2020 and 2021, respectively.
(***)	Adjusted Earnings per share in the reverse split basis is calculated by applying the ratio of conversion of 5.027090466672970 used in the reverse split into the previous weighted average number of ordinary shares outstanding

14

Effective Tax Rate

($ million, except percentage changes)	Fiscal 2019	Fiscal 2020	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Profit/(loss) before tax[1]	(44.5)	(41.7)	(10.6)	(9.7)	3.5	(27.6)	(7.6)	(20.7)	(10.8)	(2.6)	(19.2)	(5.7)
(+) Total Add-backs to Net Income (excluding tax effect)	29.7	46.1	6.7	6.5	2.6	13.9	8.5	10.1	13.3	14.2	11.6	17.2
Amortization of acquisition related intangible assets	20.6	18.3	5.1	5.0	4.9	5.5	5.0	4.3	4.5	4.5	5.1	4.9
Net foreign exchange impacts	9.1	27.8	1.6	1.4	(2.3)	8.4	3.5	5.8	8.8	9.7	(7.3)	1.5
Change in fair value of financial instruments	-	-	-	-	-	-	-	-	-	-	13.8	10.8
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	(14.8)	4.4	(3.9)	(3.2)	6.1	(13.7)	0.9	(10.6)	2.5	11.6	(7.6)	11.5
(-) Recurring Tax	(8.5)	(14.5)	(0.4)	(3.7)	(4.5)	0.1	(4.3)	0.4	(3.7)	(7.0)	(2.3)	(9.9)
Income tax expense (reported)	(36.2)	(5.1)	(35.0)	3.1	(2.3)	(2.0)	0.2	2.4	(2.3)	(5.3)	(1.0)	(9.0)
Tax effect (non-recurring)	27.7	(9.4)	34.6	(6.8)	(2.2)	2.2	(4.5)	(2.0)	(1.4)	(1.7)	(1.3)	(0.9)
= Adjusted Earnings (non-GAAP) (unaudited)	(23.3)	(10.1)	(4.3)	(6.9)	1.6	(13.5)	(3.4)	(10.2)	(1.2)	4.6	(9.9)	1.6
Recurring ETR	57.7%	N.M.	9.8%	N.M.	74.1%	0.8%	N.M.	3.8%	N.M.	60.3%	30.3%	86.1%

(1) Profit/(loss) before income tax from continuing operations

Financing Arrangements

Net debt with third parties as of June 30, 2020 and 2021 is as follow:

($ million, except Net Debt/Adj. EBITDA LTM)	On June 30, 2021	On June 30, 2020
Cash and cash equivalents	153.8	207.2
Debt:
Senior Secured Notes	503.1	503.8
Super Senior Credit Facility	30.0	50.7
BNDES	0.4	0.7
Lease Liabilities (3)	156.5	134.7
Other Borrowings	25.2	43.3
Total Debt	715.2	733.1
Net Debt with third parties (1) (unaudited)	561.4	525.9
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	188.1	131.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	3.0x	4.0x
(1)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.
(2)	EBITDA LTM (Last Twelve Months)
(3)	Considers the impact on June 31, 2020 of the application of IFRS16 of $143.2 million and $13.3 million of other financial leases.

15

Revenue Mix by Service Type

	Fiscal 2019					Fiscal 2020					Fiscal 2021
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
Customer Service	51.7%	52.0%	53.0%	54.6%	52.8%	56.4%	60.9%	58.2%	59.5%	58.5%	61.7%	61.4%
Sales	17.0%	16.9%	16.9%	15.6%	16.6%	13.3%	9.8%	12.6%	12.9%	12.3%	12.1%	12.7%
Collection	7.9%	7.8%	7.4%	7.1%	7.5%	7.1%	7.0%	7.1%	6.6%	6.9%	6.2%	5.7%
Back Office	12.8%	12.3%	12.8%	13.0%	12.7%	13.5%	13.0%	12.3%	12.8%	12.7%	11.8%	12.3%
Technical Support	6.7%	7.1%	6.2%	5.9%	6.4%	6.1%	5.9%	5.5%	5.4%	5.8%	5.2%	5.2%
Others	3.9%	3.9%	3.7%	3.8%	4.0%	3.6%	3.3%	4.3%	2.8%	3.8%	3.1%	2.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100.0%	100.0%	100.0%

Number of Workstations and Delivery Centers

	Number of Workstations		Number of Service Delivery Centers (1)		Headcount
	2021	2020	2021	2020	2021	2020
Brazil	50,569	49,211	32	31	76,969	70,313
Americas	37,089	38,847	48	48	54,549	55,702
Argentina (2)	3,664	4,358	11	12	6,851	6,651
Central America (3)	2,788	2,845	3	3	5,038	5,192
Chile	2,320	2,484	4	4	5,041	5,322
Colombia	9,798	9,133	9	9	9,807	8,654
Mexico	10,326	9,881	15	14	16,609	17,587
Peru	6,890	8,847	3	3	9,546	11,193
United States (4)	1,303	1,299	3	3	1,657	1,103
EMEA	5,325	5,171	14	14	12,870	11,597
Spain	5,325	5,171	14	14	12,870	11,597
Corporate					130	85
Total	92,983	93,229	94	93	144,518	137,697

(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2) Includes Uruguay.

(3) Includes Guatemala and El Salvador.

(4) Includes Puerto Rico.

FX Rates

FX Assumptions (Average)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	FY 2020	Q1 2021	Q2 2021
Euro (EUR)	0.88	0.89	0.90	0.90	0.89	0.91	0.91	0.86	0.84	0.88	0.83	0.83
Brazilian Real (BRL)	3.77	3.92	3.97	4.12	3.94	4.46	5.38	5.38	5.40	5.15	5.47	5.30
Mexican Peso (MXN)	19.20	19.12	19.44	19.25	19.25	20.00	23.33	22.09	20.55	21.49	20.33	20.02
Colombian Peso (COP)	3,135.29	3,240.94	3,340.81	3,408.36	3,281.35	3,534.22	3,847.83	3,732.36	3,663.43	3,694.46	3,552.49	3,693.19
Chilean Peso (CLP)	667.01	683.69	705.50	754.86	702.77	802.78	823.43	780.80	761.68	792.17	723.99	716.30
Peruvian Soles (PEN)	3.32	3.32	3.34	3.36	3.34	3.40	3.43	3.55	3.60	3.50	3.66	3.80
Argentinean Peso (ARS)	39.05	43.91	50.56	59.38	48.22	61.55	67.64	73.31	80.06	70.64	88.55	94.06

16